EXHIBIT 99.2

GLJ Petroleum Consultants Third Party Report on Reserves dated January 7, 2011

January 7, 2011

Project 1099570

The Board of Directors of Suncor Energy Inc.
Suncor Energy Inc.
P.O. Box 38
112 — 4th Avenue S.W.
Calgary, AB T2P 2V5

Dear Board Members:

	Re:	Third Party Report on Reserves

This report was prepared to satisfy requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K and to provide the qualifications of the technical persons responsible for overseeing the reserve estimation process.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.                  We have prepared an independent evaluation of certain reserves of Suncor Energy Inc. (the “Company”) for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under U.S. and Canadian securities laws, specifically Regulation S-K, and for other internal business and financial needs of the Company.

ii.               We have evaluated and reviewed certain reserves of the Company as at December 31, 2009. The completion (transmittal) date of our report is March 5, 2010.

iii.            The attached table sets forth the total net after royalty reserves under constant prices and costs covered by our report by geographic area, and the proportion of the Company covered. All of the Company reserves covered by our report are located in Western Canada. We evaluated essentially all of the Company reserves covered by our report. We express no opinion on the portion of the Company’s reserves that we did not evaluate

iv.           Our report covered approximately 81 percent of the Company’s total proved and total probable oil equivalent reserves, respectively. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

The royalty obligations on the oil sands mining and in-situ properties are determined on a bitumen project basis. Where subsequent upgrading of the bitumen is recognized in the reserves, the synthetic crude oil (SCO) reserves reflect both the yield on bitumen and product value differences. As a consequence of differences in revenue, the royalty percent is lower on an SCO basis than it is on bitumen.

The economic evaluations were prepared on a before income tax basis and only consider a portion of the Company’s abandonment and reclamation obligations associated with the properties we evaluated. Costs relating to greenhouse gas (GHG) emissions were included for the Syncrude operation; they were not included for Suncor operated oil sands properties, in recognition of the level at which such costs have been reported and budgeted.

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens, recent production, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts, capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were satisfactorily resolved.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of all the evaluated properties was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under U.S. and Canadian securities laws, specifically Regulation S-K.

v.              As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, the following constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report:

Edmonton Light (Par) @ Edmonton $Cdn63.55/BBL

Condensate @ Edmonton $Cdn66.66/BBL

WCS FOB @ Hardisty $Cdn56.66/BBL

AECO-C Canadian Gas Price $Cdn3.92/MMBTU

Propane @ Edmonton $Cdn36.45/BBL

Butane @ Edmonton $Cdn44.27/BBL

Suncor SCO @ Fort McMurray $Cdn63.50/BBL

Syncrude SCO @ Fort McMurray $Cdn66.05/BBL

Bitumen Sales @ Firebag $Cdn42.33/BBL

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

Based on the above, weighted average adjusted prices for the major properties are as follows:

•                  Suncor Millennium and North Steepbank Mines - $63.50/BBL SCO. This property represents over 85 percent of Suncor’s mining reserves.

•                  Firebag - $42.33/BBL Bitumen and $63.75/BBL SCO. Average yearly prices vary depending on the ratio of SCO and bitumen sales. On average 55 percent of the net sales product is SCO and 45 percent is bitumen. This property represents 100 percent of the insitu reserves evaluated by GLJ.

•                  North American Conventional Onshore — Stolberg - $3.84/MCF, Panther - $3.58/MCF and Glacier - $3.92/MCF. These three properties represent over 50 percent of the conventional onshore properties evaluated by GLJ.

vi.           Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

vii.        Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, and contractual, statutory and regulatory provisions.

viii.     In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the Company’s filing of reserves information under U.S. and Canadian securities laws, specifically Regulation S-K.

ix.             A summary of the Company reserves evaluated by us for item iii is attached.

GLJ is a private firm established in 1972 whose business is the provision of independent geological and engineering services to the petroleum industry. GLJ is among the largest evaluation firms in North America with approximately 70 professional engineering and geoscience personnel. GLJ evaluate the reserves of the four producing oil sands mining operations for various owners, and also prepare in-situ evaluations for a significant number of owners. Mr. Laustsen and Mr. Willmon were responsible for overseeing GLJ’s reserves estimation process, with Mr. Laustsen addressing the In-Situ reserves, and Mr. Willmon addressing the Mining and North America Convention Onshore reserves. Both responsible individuals are qualified, independent reserves evaluators as defined in COGEH, are registered Practicing Professional Engineers in the Province of Alberta, have in excess of 32 years of practical experience in petroleum engineering, and have been employed at GLJ as evaluators/auditors since 1982.

We trust this meets your current requirements.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“ORIGINALLY SIGNED BY”

James H Willmon, P. Eng.
Vice President

“ORIGINALLY SIGNED BY”

Dana B Laustsen, P. Eng.
Executive Vice President

Suncor Energy Inc.

SEC Net After Royalty Reserves Covered by GLJ Petroleum Consultants

Effective December 31, 2009

	Total Proved Reserves
	Oil & NGL	SCO(1)	Bitumen(2)	Natural Gas	Oil Equivalent(3)
Location	MMbbl	MMbbl	MMbbl	Bcf	MMbbl
Mining		1,899			1,899
In Situ		506	411		917
NACO(4)	4			363	65
Total GLJ Coverage	4	2,405	411	363	2,881
Total Company Reserves(5)	294	2,565	411	1,692	3,552
Portion of Total Covered by GLJ	1%	94%	100%	21%	81%

	Total Probable Reserves
	Oil & NGL	SCO(1)	Bitumen(2)	Natural Gas	Oil Equivalent(3)
Location	MMbbl	MMbbl	MMbbl	Bcf	MMbbl
Mining		524			524
In Situ		397	1,344		1,741
NACO(4)	2			117	22
Total GLJ Coverage	2	921	1,344	117	2,287
Total Company Reserves(5)	246	1,100	1,344	830	2,828
Portion of Total Covered by GLJ	1%	84%	100%	14%	81%

Notes:	(1) Synthetic Crude Oil; liquid sales volumes after upgrading
(2) portion of the in-situ bitumen production not forecast to be upgraded
(3) Oil equivalence factors: Oil& NGL, SCO and Bitumen 1 bbl/bbl, Natural Gas 6 Mcf/bbl
(4) North America Conventional Onshore; 97% evaluated, with balance reviewed
(5) supplied by the company to derive portion of total covered by GLJ